Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-145845 March 27, 2008

U.S. FEDERAL INCOME TAX CONSIDERATIONS

For iPath Exchange Traded Notes

iPath Exchange Traded Notes (ETNs) are a new investment product from Barclays Bank PLC (“Barclays”) that provide investors with cost-effective exposure to asset classes that have not always been easy to access. Here are answers to questions financial professionals and individuals commonly ask about the tax treatment of the iPath ETNs currently available.

How are iPath ETNs treated for U.S. federal income tax purposes?

All iPath ETNs, except single currency ETNs, should be treated for all tax purposes as prepaid contracts with respect to the relevant index. If such iPath ETNs are so treated, investors should recognize gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their cost basis in the securities. Such gain or loss should generally be capital gain or loss, except with respect to those iPath ETNs for which you agree to treat such gain or loss as ordinary, as detailed in the chart below.

The following table summarizes certain U.S. federal tax consequences that holders of iPath ETNs and Barclays agree to be subject to by purchasing an iPath ETN. These tax consequences, however, are not certain and alternative treatments are possible. Please see the applicable prospectus for a more complete discussion of the primary tax treatment and alternative tax characterizations that are possible with respect to each iPath ETN.

TYPE	TREATMENT AT MATURITY	RECOGNITION OF CURRENT INCOME	TICKERS

Commodities, Buy Write, Equity	Capital gains	No	DJP, JJA, JJE, JJG, JJM, JJC, JJN, GAZ, COW, GSP, OIL, BWV, INP

Carry Trade	Ordinary Income	No	ICI

Single Currency	Ordinary Income	Yes	ERO, GBB, JYN

What makes iPath ETNs an attractive investment option?

Unlike mutual funds that may be required to make taxable distributions to shareholders, the iPath ETNs currently available will not make taxable distributions. This enables investors to control the timing of taxable events related to their investment in iPath ETNs. However, the IRS and U.S. Treasury are actively considering the tax treatment of instruments such as iPath ETNs, which could change.

Is there an IRS or court ruling that governs the U.S. tax treatment of iPath ETNs?

Yes, for iPath single currency ETNs only.

What is the ruling?

Revenue ruling 2008-1, issued on December 7, 2007, holds that certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange—should be treated like debt for federal tax purposes. Revenue Ruling 2008-1 extends to iPath single currency Exchange Traded Notes (ETNs).

What does it mean for iPath single currency ETN investors?

This means that any interest accrued (net of fees) during the life of the note is taxable to investors, even though the interest is reinvested and not paid out until the holder sells the ETN or the note matures. It also means that a gain or loss from the sale or redemption of the notes will be ordinary and investors will not be able to elect capital gain treatment.

Do iPath single currency ETN investors need to submit a form to the IRS requesting certain tax treatment?

No, it is not necessary to elect any specific treatment since the IRS has ruled how financial instruments linked directly to the value of a foreign currency should be treated from a tax perspective. Most custodians will provide Form 1099 OID for annual tax reporting purposes.

*	www.sec.gov/Archives/edgar/data/312070/000119312507106302/d6k.htm

The information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.

iPATH FEDERAL INCOME TAX CONSIDERATIONS

What are the benefits of investing in iPath single currency ETNs?

Institutional and individual investors increasingly recognize that currency exposure may constitute a separate asset class to provide portfolio diversification and add potential portfolio returns. The iPath single currency ETNs provide simple, transparent and cost-effective access to three significant exchange rates.

What is Barclays’ reaction?

The ruling provides investors clarity on the tax treatment of certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered, or traded on an exchange. In addition, because they make no distributions, holders benefit from daily compounding.

What is the current tax status on the equity and commodity ETNs?

The revenue ruling does not apply to ETNs that are linked to equities or commodities. The IRS also issued notice 2008-2 asking for comments by May 13, 2008 on the appropriate tax treatment of instruments such as the equity and commodity ETNs.

What is Barclays’ position about the tax status of the equity and commodity ETNs?

Barclays is aligned with the Securities Industry and Financial Markets Association (SIFMA). We believe that the tax treatment of investment products should be driven by the product’s tax attributes. Mutual funds and ETNs are taxed differently because they are fundamentally different products. Investors who buy shares in a mutual fund own the underlying securities and receive dividend income from those securities annually which is taxable. ETN investors do not own underlying securities and receive no dividends while holding the ETN.

What is the tax treatment of securities with structures similar to iPath ETNs?

For the period beginning January 1, 2006, and ending on September 5, 2006, Barclays identified other issuers (not including Barclays), representing approximately 200 offerings for an aggregate amount of approximately $4.6 billion of securities (i) with principal at risk, (ii) with maturities of greater than one year and (iii) which do not make any coupon payments. In each of these filings, the issuer or issuer’s counsel have generally provided tax disclosure or opinions similar to the tax opinion provided for iPath ETNs. Although there can be no assurance in this regard, Barclays expects that iPath ETNs would be treated similarly to those securities identified in its review. Public filings by issuers listing securities similar to iPath ETNs are available at www.sec.gov.

What are alternative possible treatments for iPath ETNs?

Alternative treatments are described in the relevant pricing supplement’s description of tax issues.

What is a prepaid contract?

A prepaid contract is a financial instrument, such as a forward contract. The owner of a prepaid contract pays an initial amount in order to receive a future contingent payment based on the value of an index or other underlying benchmark at a specified time.

iPath ETNs are issued in the form of unsecured debt securities of Barclays Bank PLC—might they also be treated as debt for tax purposes?

The tax treatment of a security as debt or equity does not necessarily follow the name of the security. Where a security called a note lacks certain essential characteristics of debt—such as guaranteed repayment of principal investment or interest accrual—and has the economic characteristics of another type of investment, the applicable U.S. tax rules generally characterize the security based on its economic terms rather than the labels applied to the security for non-tax purposes.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6186-iP-0108 598-21JB-3/08

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